PB 3/9

09057971

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33475

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rodgers Brothers Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Cranberry Woods Drive Suite 200
(No. and Street)

Cranberry Township (City) PA (State) 16066 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Rodgers 724-779-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sisterson & Co LLP
(Name – *if individual, state last, first, middle name*)

2101 Grant Building (Address) Pittsburgh (City) PA (State) 15219 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, Mark Rodgers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rodgers Brothers Inc., as of 12/31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Meredith Rodgers, Notary Public
Cranberry Twp., Butler County
My Commission Expires Nov. 30, 2010
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SISTERSON
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Sisterson & Co. LLP
2101 Grant Building
Pittsburgh, Pennsylvania
15219-2300

Phone 412.281.2025
Fax 412.338.4597
Web www.sisterson.com

Board of Directors
Rodgers Brothers, Inc.

In planning and performing our audit of the financial statements of Rodgers Brothers, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 21, 2009

RODGERS BROTHERS, INC.

AUDITED FINANCIAL STATEMENTS

Years ended December 31, 2008 and 2007

SISTERSON
CERTIFIED PUBLIC
ACCOUNTANTS & CONSULTANTS

Sisterson & Co. LLP
2101 Grant Building
Pittsburgh, Pennsylvania
15219-2300

Phone 412.281.2025
Fax 412.338.4597
Web www.sisterson.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Rodgers Brothers, Inc.

We have audited the accompanying statements of financial condition of RODGERS BROTHERS, INC. as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended that will be filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rodgers Brothers, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sisterson & Co. LLP

February 21, 2009

RODGERS BROTHERS, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2008	December 31, 2007
ASSETS		
Cash and cash equivalents	$ 145,384	$ 168,199
Receivable from clearing organization	27,660	32,577
Receivables from investment advisory customers	232,008	312,362
Investments owned (Note 3)		
Marketable securities	51,138	106,848
Limited partnerships, at estimated fair value	27,500	27,500
Deposit with clearing organization	25,017	24,749
Prepaid income taxes	7,500	--
Furniture and equipment, at cost less accumulated depreciation of $62,582 and $38,281	85,519	69,580
	$ 601,726	$ 741,815
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued expenses	$ 23,881	$ 83,837
Shareholders' equity		
Common stock, $1 par value; 10,000 shares authorized; 980 shares issued and outstanding	980	980
Additional paid-in capital	134,672	134,672
Retained earnings	442,193	522,326
Total shareholders' equity	577,845	657,978
	$ 601,726	$ 741,815

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.

STATEMENTS OF OPERATIONS

	Year ended December 31, 2008	2007
Revenues		
Commissions, net of clearing costs	$ 440,562	$ 523,905
Investment advisory fees	1,055,234	1,436,000
Net dealer inventory and investment losses	(70,341)	(112,091)
Oil and gas royalties	16,581	13,735
Interest and dividends	5,733	9,278
Other income	3,285	36,316
	1,451,054	1,907,143
Expenses		
Employee compensation and benefits	1,208,484	1,476,795
Communications	37,031	31,121
Occupancy and equipment rental	130,870	102,215
Other operating expenses	148,452	136,846
Interest expense	1,816	1,193
	1,526,653	1,748,170
Income (loss) before provision for income taxes	(75,599)	158,973
Provision for income taxes (Note 5)	2,378	64,353
Net income (loss)	$ (77,977)	$ 94,620

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2008 and 2007

	Common stock	Additional paid-in capital	Retained earnings	Total shareholders' equity
Balance, January 1, 2007	$ 980	$ 134,672	$ 427,706	$ 563,358
Net income	--	--	94,620	94,620
Balance, December 31, 2007	980	134,672	522,326	657,978
Dividends	--	--	(2,156)	(2,156)
Net loss	--	--	(77,977)	(77,977)
Balance, December 31, 2008	$ 980	$ 134,672	$ 442,193	$ 577,845

The accompanying notes are an integral part of this financial statement.

RODGERS BROTHERS, INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31, 2008	2007
Cash flows from operating activities		
Net income (loss)	$ (77,977)	$ 94,620
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation	24,301	17,558
Increase (decrease) in cash from changes in		
Receivable from clearing organization	4,917	3,188
Receivables from investment advisory customers	80,354	(59,678)
Securities owned	55,710	(13,166)
Cash deposit with clearing organization	(268)	266
Prepaid income taxes	(7,500)	--
Accrued expenses	(59,956)	5,130
Net cash provided by operating activities	19,581	47,918
Cash flows from investing activities		
Purchases of furniture and equipment	(40,240)	(34,196)
Cash flows from financing activities		
Dividends paid	(2,156)	--
Net increase (decrease) in cash and cash equivalents	(22,815)	13,722
Cash and cash equivalents, beginning of year	168,199	154,477
Cash and cash equivalents, end of year	$ 145,384	$ 168,199
Supplemental disclosures of cash flow information		
Cash paid for income taxes	$ 29,133	$ 89,329
Cash paid for interest	$ 1,816	$ 1,193

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND HISTORY

Rodgers Brothers, Inc. (the "Company") is a general securities broker-dealer that clears customer transactions through another broker-dealer (clearing organization) on a fully disclosed basis. The Company also provides agency transaction services and manages investment advisory accounts (dba Monongahela Capital) for its clients. Commissions are earned on agency transaction services and investment advisory fees are earned for managing customer accounts. The Company's clients are predominantly retail investors and small institutions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Commissions, net of clearing fees, are recorded on a trade date basis. Investment advisory fees are recorded as of the end of each quarter for services performed that quarter.

Investments

Securities transactions are recorded on a trade date basis.

The Company adopted SFAS No. 157, *Fair Value Measurements*, effective January 1, 2008. Using the provisions within SFAS No. 157, the Company has characterized its investments, based on the priority of the inputs used to value the investments, according to a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities ("Level 1"), and the lowest priority to unobservable inputs ("Level 3").

Marketable securities consist of corporate stocks and purchased options and are reported at quoted market prices (Level 1).

Other securities consist of investments in oil and gas limited partnerships and are reported at estimated fair value. Fair values of the limited partnerships are estimated based on cash flows (Level 3). The estimated values may differ from the values that would have been used had a ready market for the investments existed and such differences could be material.

Deposit with clearing organization

This deposit is to protect the clearing organization from potential losses on customer accounts introduced by the Company and is not available for operations or other use.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents include interest bearing deposits and money market funds with maturities of three months or less.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash

Furniture and equipment

Furniture and equipment are depreciated on the straight-line method over estimated useful lives of 5 to 7 years.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for uncertainty in income taxes

The Financial Accounting Standards Board ("FASB") has issued Interpretation No. 48 ("FIN 48"), which clarifies accounting principles generally accepted in the United States of America for recognition, measurement, presentation and disclosure relating to uncertain tax positions. FIN 48 applies to business enterprises, not-for-profit entities, and pass-through entities, such as S corporations and limited liability companies. As permitted by FIN 48 (as amended), the Company has elected to defer the application of FIN 48 until issuance of its December 31, 2009 financial statements. For financial statements covering periods prior to calendar 2009, the Company evaluates uncertain tax positions in accordance with existing accounting principles and makes such accruals and disclosures as might be required.

NOTE 3 - INVESTMENTS

The Company's marketable securities as shown in the table below, are classified as Level 1 investments and are valued based on unadjusted quoted prices for identical assets in an active market.

NOTE 3 - INVESTMENTS (continued)

	2008	2007
Corporate stocks	$ 50,853	$ 86,348
Purchased options	285	20,500
	$ 51,138	$ 106,848

The Company's limited partnerships are classified as Level 3 investments and are valued based on a two times cash flow calculation discounted for unusual fluctuations in receipts. The Company received payments of $16,581 and $13,735 during the years ended December 31, 2008 and 2007, respectively. The Company recorded $16,581 and $1,235 of unrealized gains with respect to the limited partnerships during the years ended December 31, 2008 and 2007, respectively. The managing general partner of the limited partnerships and the shareholders of the Company are related.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company's net capital ratio was .12 to 1. At December 31, 2008, the Company had net capital of $204,047, which was $104,047 in excess of its required minimum net capital of $100,000.

NOTE 5 - PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following for the years ended December 31:

	2008	2007
Currently payable		
Federal	$ 642	$ 46,528
State	1,736	17,825
	$ 2,378	$ 64,353

The provision for income taxes differs from the amount computed by applying the statutory U.S. federal income tax rate to income before taxes primarily as a result of state income tax expense.

A capital loss carryforward of approximately $236,000 expiring in 2009-2013 is available at December 31, 2008 to offset future capital gains.

NOTE 6 - RETIREMENT PLAN

The Company sponsors a profit sharing plan covering all employees who have attained the age of 21 and completed at least one year of service. The Company's contributions to the plan are discretionary. During 2008 and 2007, the Company made contributions to the plan of $20,000 and $50,000, respectively.

NOTE 7 - COMMITMENTS

The Company leases its office space under two operating leases in Chicago, Illinois and Cranberry, Pennsylvania that expire on March 31, 2011 and December 31, 2014, respectively. The leases contain customary escalation clauses and are noncancelable, except that the Company may terminate the Cranberry lease as of December 31, 2009 upon prior notice and payment of a termination fee. The Chicago lease provides an option for the Company to renew the lease for an additional three year term after the expiration date. Total rental expense for office space was $98,632 in 2008 and $84,657 in 2007.

Future minimum rental payments at December 31, 2008 under the noncancelable terms of the leases are as follows:

2009	$ 107,293
2010	24,881
2011	6,266
	$ 138,440

SUPPLEMENTARY INFORMATION PURSUANT TO

RULE 17a-5 OF THE SECURITIES AND EXCHANGE

ACT OF 1934

RODGERS BROTHERS, INC.

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Net capital computation		
Total shareholders' equity	$	577,845
Deduct shareholders' equity not allowable for net capital		--
Total shareholders' equity qualified for net capital		577,845
Add		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		--
B. Other (deductions) or allowable credits		--
Total capital and allowable subordinated liabilities		577,845
Deductions and/or charges		
A. Non-allowable assets-furniture and equipment, net, receivables from investment advisory customers, investment in oil and gas limited partnerships and certain rebates receivable from clearing organization		(363,554)
B. Unsecured customer debt		--
Net capital before haircuts on securities positions		214,291
Haircuts on securities		
A. Contractual securities commitments		--
B. Securities collateralizing secured demand notes		--
C. Trading and investment securities		
1. Equity		(10,244)
2. Certificates of deposit		--
3. Undue concentrations		--
Net capital	$	204,047
Aggregate indebtedness		
Items included in statement of financial condition		
Accrued expenses	$	23,881
Computation of basic net capital requirement		
A. Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	1,592
B. Minimum dollar net capital requirement	$	100,000
Net capital requirement (greater of A. or B.)	$	100,000
Excess net capital	$	104,047
Ratio: Aggregate indebtedness to net capital		.12 to 1

A reconciliation with the Company's computation included in Part II of Form X-17A-5 as of December 31, 2008 is not included because there is no material difference between the Company's computation and the computation above.

RODGERS BROTHERS, INC.

Schedule II

EXEMPTIVE PROVISION UNDER RULE 15c3-3

An exemption from Rule 15c3-3 is claimed based on Section (k)(2)(ii). Rodgers Brothers, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis.

Sisterson & Co. LLP
Certified Public Accountants

2101 Grant Building
Pittsburgh, PA 15219-2300

Phone 412.281.2025 Fax 412.338.4597

www.sisterson.com